Exhibit 99.1

For Immediate Release

NORSAT RECEIVES $3.8M ORDER FROM HARRIS FOR ATOM SERIES 100W KU-BAND SOLID STATE POWER AMPLIFIERS

Vancouver, British Columbia – July 25, 2016 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that it has received an approximate $3.8 million order from Harris Corporation (NYSE: HRS) for its compact and efficient ATOM series Solid State Power Amplifiers (SSPAs).

Norsat has been working closely with Harris since 2013, in order to develop and deliver custom SSPAs to meet the challenging RF performance requirements for linearity, gain flatness and phase matching that is required by the Harris system. This contract is for the second phase of the project that Norsat first announced in October 2013 and April 2014 after the successful implementation of the SSPAs.

Norsat is a subcontractor to Harris to provide Ku-Band SSPAs for a system that upconverts and amplifies L-Band composite signals. Each Harris system replaces nine large racks of legacy equipment with an array of twenty-four 100W Ku-band ATOM SSPAs.

Harris chose the Norsat ATOM series SSPAs due to its compact size, remote control capability and low lifecycle costs which were key differentiators. As well, the unique phase matching of the ATOM SSPA allows Harris to design hot-swap capability.

“Harris continues to be impressed with the excellent performance of the ATOM SSPA product and its ability to meet our strict requirements,” said Dewayne Barrington, Program Manager. “Norsat and Harris have worked closely together over the past several years to develop and deliver this custom ATOM SSPA which replaced a legacy TWTA system. The end result is a system that offers smaller size, lower power consumption, better heat dissipation, and greater reliability.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “We are pleased to continue our relationship with Harris Corporation, which speaks volumes of the quality of our ATOM series of products. Our initial installations with Harris have been a proven success and are exceeding expectations. This order is a prime example of how once Norsat’s products are part of a customized solution those components offer us repeat business, as more of these solutions are deployed. Lastly, as we continue to focus on customizable products, we are able to tweak products as per our customers’ directives and place them rapidly into their hands.”

For more information on Norsat SSPAs, BUCs, and other satellite components and systems visit www.norsat.com

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com